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February 21, 2012	Paul W. Boltz, Jr.
T +852 3664 6519
F +852 3664 6583
paul.boltz@ropesgray.com

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

Ms. Celeste M. Murphy, Legal Branch Chief

Mr. Jonathan Groff, Staff Attorney

Mr. David Orlic, Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China GrenTech Corporation Limited

Schedule 13E-3

Filed January 20, 2012

File No. 005-82439

Dear Mr. Spirgel, Ms. Murphy, Mr. Groff and Mr. Orlic:

On behalf of China GrenTech Corporation Limited, a company organized under the laws of the Cayman Islands (“GrenTech” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of February 14, 2012 with respect to the Schedule 13E-3, File No. 005-82439 (the “Schedule 13E-3”), filed on January 20, 2012 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) filed concurrently with the submission of this letter.

We represent the Company. To the extent any response relates to information concerning any of Mr. Yingjie Gao, Ms. Rong Yu, Ms. Yin Huang, Talenthome Management Limited, Xing Sheng Corporation Limited, Guoren Industrial Developments Limited, Heng Xing Yue Investments Limited, Well Sino Enterprises Limited, Leakey Investments Limited or William Blair & Company, L.L.C. (“William Blair”), such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment. In addition, a marked copy of the Schedule 13E-3 to show changes between the Amendment and Schedule 13E-3 is being provided to the Staff via email.

*            *             *

Resident Partners: Paul W. Boltz JR. (US), Alison T. Bomberg (US), Geoffrey Chan (US), James S. DeGraw (US)

Marcia L. Ellis (US), Scott A. Jalowayski (US), Michael P. Nicklin (UK), Brian A. Schwarzwalder (US)

Securities and Exchange Commission	- 2 -	February 21, 2012

Schedule 13E-3

General

1.	Please revise your discussion of this transaction to state with clarity in a prominent manner that this is a going private transaction with Mr. Gao, your Chairman and CEO, Ms. Yu, your director and CFO, and Ms. Huang, an affiliate. This should be discussed as an affiliate transaction. As currently drafted, including the various entities owned by Mr. Gao, Ms. Yu and Ms. Huang, it is not clear that only these people are ultimately involved. As only one of many examples, we note the answer to the first question on page 12 of your proxy statement.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 1 of the Schedule 13E-3, the Cover Letter and pages 2, 3, 6, 14, 40 and 72 of the Amendment.

2.	The emphasis on the merger agreement with the “Parent” and the “Merger Sub,” owned by the affiliate officers and directors and Ms. Huang, detracts from more important notice of a going private transaction for unaffiliated shareholders and should be redrafted to emphasize this as fundamentally a going private transaction by Mr. Gao and Ms. Yu, the Chairman and CEO and Director and CFO, respectively, with Ms. Huang. Please revise accordingly.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 1 of the Schedule 13E-3, the Cover Letter and pages 3, 6, 14, 40 and 72 of the Amendment.

3.	We note Ms. Huang’s engagement in the going private transaction through Leaky Investments Limited. Please state the nature of Ms. Huang’s affiliation with the Company. See Item 1003(a), Item 1005(d)-(e) and Item 1011(c) of Regulation M-A. We note that Ms. Yin Huang is a founder of the Company, as indicated in William Blair’s opinion, but that she holds only 4.3% of your outstanding shares.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 1 of the Schedule 13E-3, the Cover Letter and pages 2, 14, 34 and 72 of the Amendment.

4.	Please refile the last page of Exhibit (c)(2) so that it is legible.

Exhibit (c)-(2) has been refiled in both html format and pdf format with the Amendment in response to the Staff’s comment. In addition, a legible pdf copy of Exhibit (c)-(2) is being provided to the Staff via email.

Introduction

5.	We note the statement in the second to last paragraph of the introduction disclaiming responsibility for the information supplied by other filing persons. This statement is inconsistent with the disclosures in the filing, including the signature pages, and operates as an implied disclaimer for the filing. Please revise.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 2 of the Schedule 13E-3.

Securities and Exchange Commission	- 3 -	February 21, 2012

6.	Revise or delete the disclaimer in the last paragraph of this section that the filing of the Schedule 13E-3 shall not be construed as an admission that any filing person is an affiliate of the Company or of any other filing person. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their affiliate status with respect to the Company or other filing persons.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 2 of the Schedule 13E-3.

Exhibit (a)-(1) Proxy Statement of the Company

General

7.	Please make the statements required by Items 1012(e) and 1014(d) of Regulation M-A, direct us to responsive disclosure appearing in the filing, or advise us as to why you believe these provisions are inapplicable.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to pages 7 and 36 of the Amendment.

8.	You disclose that ADS holders may cancel their ADSs in order to vote or dissent with respect to this transaction. Please disclose the consequences of this action to an ADS holder if the transaction is not approved.

The Schedule 13E-3 has been revised to reflect the Staff’s comments. Please refer to the Cover Letter and pages 5, 19 and 69 of the Amendment.

Cover Letter

9.	Please supplement the reference to the two-thirds or more voting approval needed to consummate the merger here, and elsewhere in your filing, to disclose the percentage number of unaffiliated shares, given the 40.1% owned by the Buyer Group, that would be required to vote in favor of the transaction for it to be approved.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 2 of the Schedule 13E-3, the Cover Letter, the Notice of Meeting and pages 4, 16, 32, 39 and 67 of the Amendment.

10.	Prominently disclose that the cash distribution to unaffiliated shareholders is conditioned on the merger being completed and to be paid by Mr. Gao, through Talenthome Management Limited, if true. Further, if the cash consideration to unaffiliated shareholders is to be paid by Talenthome Management Limited, state here that both Parent and Merger Sub were formed and are beneficially owned by Mr. Gao. State that Mr. Gao, Ms. Rong Yu and Ms. Yin Huang will maintain a significant portion of their investment in the Company after the going private transaction through their respective ownership in Parent. We note your disclosure on page 2 and Q&A on conditions on page 12.

Securities and Exchange Commission	- 4 -	February 21, 2012

The Schedule 13E-3 has been revised to reflect the Staff’s comments. Please refer to page 1 of the Schedule 13E-3, the Cover Letter and pages 3, 14, 41 and 55 of the Amendment.

Summary Term Sheet, page 1

The Parties Involved in the Merger, page 1

11.	Please revise to indicate that Ms. Yin Huang is a founder of the Company, as indicated in William Blair’s opinion. In addition make sure that the information provided here and under Annex D covers all information required by Item 1003(a) through (c) of Regulation M-A; including without limitation telephone numbers for Ms. Huang, Leakey Investments Limited, and Well Sino Enterprises Limited; Item 1003(c)(3)-(4) statements for all corporate filing persons and Ms. Huang; complete Item 1003(c)(2) information for all filing persons who are natural persons; Item 1003(c)(1) information for Ms. Huang; and complete information pursuant to Instruction C of Schedule 13E-3 with respect to all entities, including any owners of Leakey Investments Limited other than Ms. Huang.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 1 of the Schedule 13E-3, the Cover Letter and pages 1, 2 and 3 and Annex D of the Amendment.

Recommendations of the Independent Committee and the Board of Directors, page 6

12.	Here and elsewhere in the document, you state that reduction of the costs and burdens associated with operating as a publicly traded company will be a primary benefit of the merger to your unaffiliated shareholders, who will presumably be cashed out. Please advise.

This statement in the Schedule 13E-3 has been deleted to reflect the Staff’s comment. Please refer to pages 7 and 52 of the Amendment.

Financing of the Merger, page 6

13.	We note your reference to the right to receipt “without limitation,” on page 6. Please disclose whether payment of the $0.126 in cash for each share or $3.15 per ADS in cash is cash on hand and from which individual or entity or whether the cash consideration to the unaffiliated shareholders will be financed from the set of commitments on pages 6 and 50 that do have conditions. If the cash consideration to the unaffiliated shareholders is to be paid from the financing arrangements that have conditions, please revise your disclosure to state the most material conditions to the unaffiliated shareholders relative to the cash consideration.

The Company respectfully submits that the “without limitation” is meant to refer to the primary benefits of the merger to the Company’s unaffiliated shareholders and ADS holders and not the right of shareholders to receive the cash consideration. The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to pages 7, 8 and 56 of the Amendment.

14.	Please disclose the total amount of funds the Company expects that the cash consideration to unaffiliated shareholders will be, assuming consummation of the merger.

Securities and Exchange Commission	- 5 -	February 21, 2012

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to pages 8 and 56 of the Amendment.

15.	Please disclose if true that the cash consideration to the unaffiliated shareholders will be financed from this set of commitments and more specifically, from exactly which, i.e., debt-commitment or shareholder loan.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to pages 7, 8 and 56 of the Amendment.

16.	Further, state whether or not any of the funds to be paid to the unaffiliated shareholders will be subject to any PRC rules, regulations or circulars regarding distributions of any kind. If so, please provide a full analysis as to what specific PRC rules, regulations, or circulars are at issue and all restrictions, applications, registrations, and approvals regarding same.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to pages 8 and 57 of the Amendment.

Termination Fee and Reimbursement of Expenses, page 9

17.	Your disclosure appears to indicate that a cash termination fee becomes indirectly payable by the Company to the Company’s chairman of the board and chief executive officer, and to the Company’s chief financial officer and director, if the Company breaches its representations and warranties or fails to perform as set forth in the merger agreement. Please provide detailed disclosure regarding this apparent conflict of interest. Please also provide your analysis as to whether and how this is consistent with the laws of your jurisdiction of organization.

The Schedule 13E-3 has been revised in response to the Staff’s comment. Please refer to pages 11, 35, 55 and 85 of the Amendment.

The Company respectively submits that there is no conflict of interest as such fee will not be payable (a) if the Company has breached its covenants under the merger agreement as a result of the action or inaction of the controlling shareholder of Parent, Mr. Yingjie Gao, who as the Company’s chairman and chief executive officer, has management control over the Company, or (b) if any of the Company’s representations and warranties under the merger agreement is not true and correct to the extent that Mr. Yingjie Gao or Ms. Rong Yu has knowledge of such failure to be true and correct. Your attention is also drawn to the constitutional documents of the Company which provide for any director to disclose the nature of any interest in any transaction involving the Company following which that director may vote in respect of the transaction.

Special Factors, page 21

Background of the Merger, page 21

18.	Please revise this section to explain how the purchase price was determined by the filing persons.

Securities and Exchange Commission	- 6 -	February 21, 2012

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 23 of the Amendment.

19.	Please delete the reference on page 22 to “measures to ensure that the process was conducted on an arms’ length basis with the Buyer Group.” References to arms’ length dealings are inappropriate in a going private transaction by affiliates.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 24 of the Amendment.

20.	Confirm that the “certain members of management and their affiliates” referenced in the last paragraph on page 21 are the interested parties identified in the proxy or disclose how they differ. Clarify Ms. Rong Yu’s and Mr. Yingjie Gao’s involvement in the November 12, 2011 meeting during which the board discussed the initial proposal letter, in creating the “comments from the Company’s management” that Ropes provided on December 9, 2011 and with the independent committee and board generally.

The Company respectfully advises the Staff that at the time Mr. Yingjie Gao submitted a non-binding proposal letter dated November 12, 2011 to the board of directors of the Company expressing an interest in acquiring all of the outstanding shares not already owned by him, certain members of management and their affiliates in a going private transaction, no specific member of management of the Company had agreed to act in concert with Mr. Yingjie Gao and be a party to the buyer group. At that time, Mr. Yingjie Gao was only contemplating the possibility that certain members of management, for example, Ms. Rong Yu, might later agree to act in concert with him and be a party to the buyer group. As disclosed on pages 26 and 29 of the Amendment, Ms. Rong Yu and Ms. Yin Huang first stated that they would vote their shares in favor of the going private transaction proposal and that they would not sell their stake in the Company to any third party on December 20, 2011 and made the final decision to join the Buyer Group on January 12, 2012 by entering into the voting and subscription agreement.

During the period from November 12, 2011 to December 20, 2011, Ms. Rong Yu performed her duties as chief financial officer and a director of the Company, including (i) attending the meeting of the board of directors held on November 12, 2011, (ii) participating in the review of the draft merger agreement with respect to representations and warranties of the Company and interim covenants relating to the operation of the Company between signing of the merger agreement and the closing of the proposed going private transaction, (iii) attending the independent committee’s due diligence meeting with management of the Company held on November 28, 2011, and (iv) participating and supervising the preparation of the Company’ financial projections provided to the independent committee, the board of directors and William Blair. After December 20, 2011, Ms. Rong Yu limited her participation, in her capacity as chief financial officer and a director of the Company, in the proposed going private transaction to the following (i) continuing to participate in the review of the draft merger agreement with respect to the above mentioned sections and the preparation of the Company’s disclosure schedule, (ii) executing a letter of representation as to certain factual matters and the completeness and accuracy of the information provided by senior officers of the Company in connection with William Blair’s opinion, and (iii) attending the meetings of the board of directors held on January 11, 2012 and January 19, 2012 approving, among others, the draft merger agreement and the transactions contemplated thereby, including the merger.

Securities and Exchange Commission	- 7 -	February 21, 2012

Mr. Yingjie Gao, after submitting the non-binding proposal letter to the board of directors of the Company on November 12, 2011, limited his participation as chief executive officer and chairman of the Company’s board of directors in the proposed going private transaction to the extent necessary. In particular, Mr. Yingjie Gao did not participate or supervise the review of the draft merger agreement with respect to the above mentioned sections and the Company’s disclosure schedule and the preparation of the Company’s financial projections provided to the independent committee, the board of directors and William Blair. Mr. Yingjie Gao called the meetings of the board of directors held on November 12, 2011 but then recused himself from the meeting after submitting his “going private” proposal to the Company. Mr. Gao also attended the meetings of the board of directors held on January 11, 2012 and January 19, 2012 approving, among others, the draft merger agreement and the transactions contemplated thereby, including the merger, and the independent committee’s due diligence meeting with management of the Company held on November 28, 2011.

21.	We note the disclosure on page 24 which indicates that during a meeting held on December 20, 2011 William Blair provided materials that, while substantially similar to those presented during the January 11, 2011 meeting, differed in some respects. Any materials prepared by William Blair in connection with its fairness opinion, including the materials cited here, generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3. If William Blair provided written materials to the independent committee during the December 20, 2011 meeting, please file them as exhibits to your Schedule 13E-3. Please also provide a summary of the conclusions reached by William Blair at that time.

Presentations made by William Blair dated December 2011, which were presented to the independent committee on December 20, 2011 and December 23, 2011, respectively, have been filed as exhibits to the Amendment in response to the Staff’s comment. Please refer to exhibits (c)-(3) and (c)-(4) of the Amendment. William Blair respectfully advises the Staff that during the December 20, 2011 meeting, William Blair suggested the analysis performed by William Blair should be viewed in its entirety; none of the methods of analysis should be viewed in isolation when reaching a conclusion on whether the merger consideration was fair. William Blair presented its findings at the time without reaching any conclusions.

Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors, page 28

22.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). We note, however, that the recommendation and analysis of the board does not appear to address the factors described in clauses (vi) and (viii) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant. Similarly, the discussion of the factors considered by the Buyer Group, beginning on page 33, does not appear to address the factors described in clause (vi) and (viii) of Instruction 2 to Item 1014 or explain in detail why the factors were not deemed material or relevant. Please revise.

Securities and Exchange Commission	- 8 -	February 21, 2012

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to pages 36, 37 and 38 of the Amendment.

23.	You state that the cost of complying with U.S. federal securities laws is a reason for engaging in the Rule 13e-3 transaction. Please quantify these costs for security holders.

The Schedule 13E-3 has been revised to reflect the Staff’s comments. Please refer to pages 30 and 53 of the Amendment.

24.	Please address how the independent committee, or any filing person relying on the financial advisor’s opinion, was able to reach the fairness determination as to unaffiliated security holders, given the financial advisor’s fairness opinion addressed fairness with respect to the “Shareholders (other than the holders of the Rollover Shares),” rather than all security holders unaffiliated with the Company.

The Company respectfully advises the Staff that the fairness opinion of William Blair states that the consideration is fair to our shareholders (other than the holders of the Rollover Shares). The group “shareholders (other than the holders of the Rollover Shares)” is a larger group than, and wholly encompasses, “unaffiliated security holders,” due, for example, to the presence of persons such as independent directors and certain officers of the Company who hold certain shares of the Company as a result of the Company’s share option scheme. Therefore, the fairness opinion expressed by William Blair does extend to all “unaffiliated security holders.” The Company and each filing person that relies on the William Blair opinion do not believe that there is any meaningful distinction to be drawn between the concepts of “fairness to the unaffiliated security holders” and “fairness to the shareholders (other than holders of the Rollover Shares)” and believe it is therefore reasonable and appropriate to consider the William Blair fairness opinion as a material factor in their determination as to the fairness of the transaction to the unaffiliated holders of the Company’s shares.

25.	Without additional disclosure, it is unclear how the below reproduced factors favor approval of the merger. Please expand your disclosure to explain.

•

Our board of directors’ knowledge of our business, financial condition, results of operations, prospects and competitive position and its belief that the merger is more favorable to our shareholders than any other alternative reasonably available to the Company and our shareholders”

•	“Global economic conditions and the potential effects on our financial statements”

•

“Estimated forecasts of our future financial performance prepared by our management, together with our management’s view of our financial condition, results of operations, business, prospects and competitive position”

The Schedule 13E-3 has been revised to reflect the Staff’s comments. Please refer to page 31 of the Amendment.

Securities and Exchange Commission	- 9 -	February 21, 2012

26.	Please revise your statements, here and on page 34, regarding the transaction giving security holders “certainty of the value of their Shares or ADSs.” While the value of the cash consideration may be certain, the value of the Shares and ADSs is not.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to pages 31 and 38 of the Amendment.

27.	You refer, in this section and on page 36, to your ability to entertain superior proposals. Please reconcile this statement with the express unwillingness of Mr. Gao, Ms. Yu, and Ms. Huang to sell their shares to a third party. In this regard, we note the last bullet point on the top of page 30, in which you state that it is an aspect of fairness that the foregoing persons would be unlikely to accept any alternative proposal.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to pages 34 and 40 of the Amendment.

28.	You state that a positive aspect of substantive fairness is your ability to withdraw your recommendation that your security holders vote to approve the merger agreement. Please disclose whether, under applicable law, the transaction would still be put to security holder vote under those circumstances. If so, please disclose that the filing persons who are security holders could be expected to vote their shares in favor of the transaction. Please also disclose any procedural safeguards that may be in place to address the membership on the board of directors of two filing persons.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to pages 32 and 39 of the Amendment.

29.	We note the statement on page 32 that “[t]he foregoing discussion of information and factors considered by the independent committee and our board of directors is not intended to be exhaustive but includes a number of factors considered by the independent committee and our board of directors.” Revise to indicate that the discussion contains all material factors considered.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 35 of the Amendment.

Purpose of and Reasons for the Merger, page 37

30.	It appears that many of the factors cited in support of the transaction have been present for some time. Please revise to provide expanded disclosure regarding the reasons behind each filing persons’ choice to engage in the transaction at this time as opposed to any other time in the Company’s public company history. Please refer to Item 1013(c) of Regulation M-A. This comment applies equally to the disclosure beginning on page 28 indicating the reasons for the Company to undertake the transaction.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to pages 30 and 41 of the Amendment.

Securities and Exchange Commission	- 10 -	February 21, 2012

31.	You state that it is a “possible interpretation” of Rule 13e-3 that each member of the Buyer Group may be deemed to be engaged in a Rule 13e-3 transaction. Please revise your disclosure to eliminate any uncertainty regarding the application of Rule 13e-3, given that you have filed a Schedule 13E-3.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 40 of the Amendment.

32.	We also note your statement that the purpose of the transaction is to enable Parent to acquire 100% control of the Company. Please revise to state that the purpose of the transaction is to enable Mr. Gao, Ms. Yu and Ms. Huang to collectively acquire 100% of the Company.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to pages 6, 40, 41 and 55 of the Amendment.

33.	We note your statement that the merger will allow Mr. Gao, Ms. Yu and Ms. Huang to maintain a significant portion of their investment in the Company. Please advise, given that the transaction would appear to collectively give these three individuals 100% ownership of the Company.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to pages 1 and 2 of the Schedule 13E-3, the Cover Letter and pages 3, 6, 14, 40, 41 and 72 of the Amendment.

34.	In response to Item 1013(d) of Regulation M-A, disclose whether the affiliates will be beneficiaries of any operating loss carryforwards. It appears that for fiscal year ended 2010 you had net deferred tax assets of $4,791,000 USD, please discuss any increase or adjustment to same. See Instruction 2 to Item 1013 of Regulation M-A.

The Schedule 13E-3 has been revised to reflect the Staff’s comments. Please refer to page 41 of the Amendment.

Certain Financial Projections, page 38

35.	You state in the last paragraph on page 38 that the projections are not material. Please reconcile this disclosure with the fact that your financial advisor used these values in determining the fairness of the transaction.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 42 of the Amendment.

36.	Please revise to disclose the approximate date on which the financial projections provided in this section were last updated by management. We note that the Background of the Merger section indicates that the projections provided by the Company were updated at least twice by January 6, 2012, whereas footnote 1 to the table on page 39 states that “[t]hese projections were prepared during the last quarter of 2011…” If material, disclose how the projections were revised during the engagement of William Blair. In addition, disclose what role, if any, Mr. Gao and Ms. Yu played in formulating these projections.

Securities and Exchange Commission	- 11 -	February 21, 2012

The Schedule 13E-3 has been revised to reflect the Staff’s comments. Please refer to pages 42 and 43 of the Amendment.

37.	Further revise to disclose the key assumptions and estimates underlying your projections.

The Schedule 13E-3 has been revised to reflect the Staff’s comments. Please refer to page 43 of the Amendment.

Opinion of William Blair, the Independent Committee’s Financial Advisor, page 39

38.	It is your responsibility to summarize accurately. Please revise the bolded paragraph on page 40 and disclosure elsewhere in the proxy to delete the statement that the summary of William Blair’s opinion is qualified in its entirety by reference to the full text of the opinion. You can direct investors to read the entire proxy statement for a more complete discussion. Please make corresponding changes to similar disclosure regarding the summaries of the merger agreement on page 65, Section 238 of the Cayman Islands Companies Law on page 81 and general contracts and agreements on page 97.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to pages 9, 44, 72, 88 and 104 of the Amendment.

39.	Please revise to disclose what consideration, if any, the independent committee and the board gave to the Indexed Stock Price Performance information on page 15 of the materials William Blair prepared for the January 2012 discussion with the independent committee. This information suggests that the Company’s stock has largely outperformed the peer companies represented in the Selected Public Company Analysis during the relevant periods.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 35 of the Amendment.

40.	With respect to each of the four analyses summarized in this section, please briefly summarize the results of the analyses, and disclose the conclusions drawn by William Blair from those analyses.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to pages 48, 49 and 50 of the Amendment.

Selected Public Company Analysis, page 42

41.	We note the criteria used by William Blair to select the companies in the Selected Public Company Analysis on page 42 and the Selected M&A Transactions Analysis on page 44. Disclose whether any companies or transactions that met the criteria disclosed were excluded, naming the excluded companies and explaining the reasons for the exclusion. Clarify whether any other material undisclosed factors were considered in deeming a company or transaction “relevant,” and disclose any such factors.

Securities and Exchange Commission	- 12 -	February 21, 2012

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to pages 46 and 49 of the Amendment. All the material factors considered in deeming a company or transactions as “relevant” are disclosed.

42.	Please clarify the last twelve month period used for the Company in the Selected Company Analysis and Selected M&A Transactions Analysis.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 47 of the Amendment.

43.	Please advise us, with a view towards revised disclosure, why certain of the values in this section are labeled as “not meaningful.”

The projected capital expenditure in 2011E and 2012E exceed EBITDA generated by the Company in the same periods, therefore, the Operating Cash Flow and the Operating Cash Flow multiples are negative. Thus, these were labeled as “not meaningful.” The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 48 of the Amendment.

Selected M&A Transactions Analysis, page 44

44.	Please advise, with a view towards revised disclosure, why William Blair did not do a P/E analysis under this methodology.

William Blair did not view P/E multiples as a relevant methodology in this analysis as the Company’s leverage is relatively high compared to the peer group. Further, the Company is operating in a capital intensive industry where depreciation brings down earnings. The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 48 of the Amendment.

Discounted Cash Flow Analysis, page 45

45.	Discuss the relevance of the Discounted Cash Flow Analysis given the Company’s forecasted negative free cash flow through 2016 and whether and how the independent committee and board considered this information in reaching their respective fairness evaluations.

Discounted Cash Flow Analysis was deemed as relevant by William Blair when reaching a conclusion on whether the merger consideration was fair as it gives an indication on the future performance of the business. Accordingly, the independent committee and the board of directors of the Company considered this information in reaching their respective fairness evaluations.

Financing, page 50

46.	Briefly describe any plans or arrangements to finance or repay the sums contemplated under the Debt Commitment Letter and shareholder loan, or, if no plans or arrangements have been made, so state. Refer to Item 1007(d)(2) of Regulation M-A.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 57 of the Amendment.

Securities and Exchange Commission	- 13 -	February 21, 2012

Regulatory Matters, page 56

47.	Please tell us whether any of your Chinese subsidiaries are considered value added telecommunications service providers for purposes of PRC restrictions on foreign ownership. If so, tell us how you are in compliance with foreign ownership restrictions. To the extent you are not in compliance, disclose this fact as well as whether and how the board weighed this factor in reaching its fairness opinion.

The Company respectfully advises the Staff that none of its Chinese subsidiaries is considered a value added telecommunications service provider for purposes of PRC restrictions on foreign ownership.

Solicitation of Proxies, page 64

48.	We note your disclosure on page 64 that proxies may be solicited over the Internet. Please tell us whether the Company plans to solicit via internet chat rooms, and if so, tell us which websites it plans to utilize.

The Company respectfully advises the Staff that it does not plan to solicit via internet chat rooms.

49.	We note your disclosure that “officers, directors and employees” of the Company may solicit proxies. Please identify the class of employees that will be used in connection with the transaction. Refer to Item 1009(b) of Regulation M-A.

The Company respectfully advises the Staff that the Company’s employees, other than officers, will not engage in soliciting proxies. The Schedule 13E-3 has been revised accordingly. Please refer to page 71 of the Amendment.

Financial Information, page 83

50.	It appears that many of the RMB figures reported under the Consolidated Balance Sheet Data are in millions of RMB rather than in thousands. Revise to correct.

The Schedule 13E-3 has been revised to reflect the Staff’s comments. Please refer to page 91 of the Amendment.

Purchases by the Buyer Group, page 85

51.	Please disclose the business purpose of the transaction described here. We note that the named sellers as well as the purchaser are part of the Buyer Group and that the consideration of US$2,720,524.00 amounts to only $0.08 per share of the 34,006,550 Company shares held by Heng Xing Yue Investment Limited. If the transaction was conducted in anticipation of or in preparation for the going private transaction proposal, make sure that it is fully described under Background of the Merger on page 21.

The Company respectfully advises the Staff that the share purchase between Guoren Industrial and the Seller Parties is an independently-negotiated transaction, which was not conducted by Guoren Industrial in anticipation of or in preparation for the going private transaction proposal. The Schedule 13E-3 has been revised accordingly. Please refer to page 92 of the Amendment.

Securities and Exchange Commission	- 14 -	February 21, 2012

Material PRC Income Tax Consequences, page 92

52.	Please explain how you are able to state that “the Company does not believe that it should be considered a resident enterprise under the EIT Law…” given the statement on page 14 of your Form 20-F filed June 30, 2011 that you “cannot confirm whether [you] will be considered a ‘resident enterprise’ as the implementation rules are unclear at the moment.” Revise as necessary.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to pages 11, 62 and 99 of the Amendment.

Where You Can Find More Information, page 97

53.	We note that you incorporate by reference into your proxy statement your annual report on Form 20-F filed with the SEC on June 30, 2011, which includes a discussion of forward-looking statements. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Please revise to state that the safe harbor provisions in the periodic reports incorporated by reference to the proxy statement do not apply to any forward-looking statements you make in connection with the going-private transaction. Please also refrain from referring to the safe harbor in your press releases and other filings in connection with this transaction.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 104 of the Amendment.

*        *        *

Securities and Exchange Commission	- 15 -	February 21, 2012

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Mr. Yingjie Gao, Ms. Rong Yu, Ms. Yin Huang, Talenthome Management Limited, Xing Sheng Corporation Limited, Guoren Industrial Developments Limited, Heng Xing Yue Investments Limited, Well Sino Enterprises Limited and Leakey Investments Limited, as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3664-6519.

Very truly yours,

/s/ Paul W. Boltz, Jr.

Paul W. Boltz, Jr.

cc:	Megan Tang Esq.
Cleary Gottlieb Steen & Hamilton LLP
c/o Cleary Gottlieb Steen & Hamilton (Hong Kong)
39th Floor, Bank of China Tower
1 Garden Road, Central, Hong Kong

Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004
People’s Republic of China

David Lamb
Conyers Dill & Pearman
2901, One Exchange Square
8 Connaught Place
Central, Hong Kong

Securities and Exchange Commission	- 16 -	February 21, 2012

EXHIBIT A – ACKNOWLEDGEMENT

In response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter of February 14, 2012 with respect to the Schedule 13E-3, File No. 005-82439 (the “Schedule 13E-3”), filed on January 20, 2012 by China GrenTech Corporation Limited and the other filings persons named therein, each of the undersigned hereby acknowledges that in connection with the Schedule 13E-3 as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

China GrenTech Corporation Limited

By:	/s/ Cuiming Shi
Name:	Cuiming Shi
Title:	Director

Yingjie Gao

By:	/s/ Yingjie Gao

Rong Yu

By:	/s/ Rong Yu

Yin Huang

By:	/s/ Yin Huang

Talenthome Management Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Director

Securities and Exchange Commission	- 17 -	February 21, 2012

Xing Sheng Corporation Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Director

Guoren Industrial Developments Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Director

Heng Xing Yue Investments Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Director

Well Sino Enterprises Limited

By:	/s/ Rong Yu
Name:	Rong Yu
Title:	Director

Leakey Investments Limited

By:	/s/ Yin Huang
Name:	Yin Huang
Title:	Director